Biggs Wilkerson, l.c. A t t o r n e y s a t l a w
Building 1100 3500 N. Rock Road Wichita, Kansas 67226	Michael R. Biggs direct dial: 316.315.0742
316.684.2929 phone 316.681.0153 fax	email: mRB@biggswilkerson.com www.biggswilkerson.com

September 28, 2005

Ms. Peggy Kim, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

  RE:
  ADVISORS REIT I, Inc.
  Registration No. 333-124916

Dear Ms. Kim;

        We are responding to your Comment Letter dated August 23, 2005. During the interim we obtained the comments and informal approvals of the various states where the Registrant intends to sell its shares. While their comments do not significantly impact our disclosures, progress on the financing was delayed by their relatively slow turn-around. The SEC staff's quick response to our filing was appreciated. Time continues to remain important to the Registrant: they hope to begin selling the shares as soon as possible. However, we are not formally requesting acceleration of registration.

        Our responses are formatted to mirror the references (title and comment #) included in your August 23rd correspondence. The following is offered for your consideration. If there is any other material or information that we may provide to facilitate your review, please do not hesitate to contact me.

RESPONSE TO COMMENT LETTER DATED AUGUST 23, 2005

  Form S-11

  General

1.
We reissue previous comment 1 as it relates to prior performance information. We note your disclosure that the recommendations of the advisory directors are non-binding and that the board of directors is primarily responsible for the management and control of your affairs. We also note that the advisory directors are being asked to participate because of their extensive experience in the real estate industry and that your board of directors has limited experience with REITs. Please include

Ms. Peggy Kim, Esq.
September 30, 2005

  prior performance information for any persons who will participate in the management of Advisors REIT, including the advisory directors.

Response to Comment #1

        None of the persons who will participate in the management of ADVISORS REIT, have associated with or participated in the types of programs defined in the industry guidelines, whether public or private REITS or otherwise. Please note the Risk Factor captioned "Our management has limited experience with operating a public REIT and may be unable to operate our Company and manage our investments as cost-effectively or as profitably as other more experienced management teams" appearing on page 10 as well as the Summary Risk Factor listed on the Cover Page.

        Regarding Messrs. Jackson and Boyd, the proposed advisory directors, neither has participated in or been associated with, any type of real estate program of the type described in the industry guides, much less any venture involving passive investors.

        Mr. Jackson's business activities, while substantial, are self-funded by himself and his partner. All of Mr. Boyd's investments, dating back to 1987 involve two to four additional partners, two of whom typically include his brothers, and in all events none of whom are passive investors. All of his investments are held in member-managed LLC's.

        Please also note that neither has entered into any manner of advisory contract with the REIT. Neither controls nor will be controlled by ADVISORS. Please also note that no material compensation or fees are being paid to them or any affiliate of theirs.

        While their input will be appreciated, it is inaccurate to state that there will be substantial reliance. For example, the Company's investment objectives and policies were developed without their input. Further still, the proposed geographic areas of investment, as well as the proposed real estate investment portfolio mix and size were all determined without their input. They have not assisted with recruiting current management or identifying or negotiating any vendor or professional services.

        To include any information about their personal investments would be personally intrusive and also misleading to investors. ADVISORS typically intends to purchase existing commercial buildings. Messrs. Jackson and Boyd are real estate developers, often taking unimproved raw land and developing it into office parks and other real estate projects. Their personal investment risks are greater than that proposed for the REIT and, correspondingly, the returns on their personal investments are probably higher than the returns ADVISORS could reasonably be expected to obtain.

2.
We are still considering your responses to previous comments 2 and 78 and may have further comment.

Ms. Peggy Kim, Esq.
September 30, 2005

Response to Comment #2

        We await your further comments. If there is any additional information that you need, please do not hesitate to contact our office.

Cover Page

3.
Please revise to omit the use of footnotes on the cover page.

Response to Comment #3

        See revisions to cover page of Amended Registration Statement.

4.
We note your response to previous comment 5. Please clarify that investors may not withdraw funds from their account prior to your reaching the minimum offering amount or after the minimum offering amount has been reached but prior to the time the subscription agreement has been accepted.

Response to Comment #4

        See additional language now included on cover page and page 98 of the Amended Registration Statement.

5.
We note your response to previous comment 7 relating to the express policy to limit debt financing, however, investors should be notified of the risk posed by your ability to use a high amount of leverage as expressly permitted under your charter. We note the impact on a REIT of your size in the event that you do choose to exercise your leverage. We reissue the comment as it relates to debt: leverage.

Response to Comment #5

        There was insufficient space on the cover page to include an additional Risk Factor regarding debt. However, in response to your comment we have added an additional summary Risk Factor in the Prospectus Summary (the next to the last bullet point) which appears on page 4.

Prospectus Summary

6.
We note your newly added disclosure that "[t]o the extent we invest in a property, operating cash flow will provide a specified minimum return…." Because you have no operating history and have not purchased or identified any properties, please revise your statement regarding minimum returns.

Ms. Peggy Kim, Esq.
September 30, 2005

Response to Comment #6

        See revision appearing on page 2. We believe that the revised paragraph does not suggest that ADVISORS will obtain a minimum return, but only that anticipated cash flows will be used in evaluating a property for acquisition.

7.
We note your response to comment 11 in our prior letter. Please disclose, here and on page 93, the number of shares that may be purchased by affiliates, in the event that they later choose to invest, and indicate whether these affiliates are purchasing for investment or resale. In addition, since any shares purchased by affiliates will be counted toward the minimum offering, please clarify that investors should not expect that the sale of shares to reach the minimum indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion.

Response to Comment #7

        Revisions have been made to the Prospectus in response to your comment. Because none of the current investors presently intends to purchase additional shares, responding to the second sentence of your comment is not possible. If any current shareholder changes their mind, they would be subject to the same limits on ownership (i.e., 9.8% of the value of any class or series) as the public shareholders. ADVISORS is not aware of any investor who is considering changing their mind.

        Please note that all current shareholders who invested in the earlier private placement represented to the Company in writing that they were purchasing for investment purposes. Please also note that most of the current shareholders hold their shares in IRA accounts and not in a typical "trading" account. See the footnote disclosures under "Principal Stockholders" (pages 62-63).

        To the Company's knowledge, no current shareholder has any intention of reselling any of their currently owned shares or purchasing shares in the offering with the intent of reselling them. Furthermore, Messrs. Sokolosky, Rappard, Burns and Ms. Richardson have each agreed under the terms of a Lock-in Agreement with the Company to refrain from selling, gifting, or encumbering their shares for a period of two years following the completion of the offering.

        As to the last sentence of comment #7, revisions have been made on page 6 of the Prospectus Summary regarding the motivations that might underlay any additional purchases by existing shareholders.

8.
We note your response to previous comment 12 and reissue the comment. See Item 3 of Guide 5. Please also revise the table to include a line item for the working capital reserve estimate rather than to include it in a footnote. See Appendix 1 of

Ms. Peggy Kim, Esq.
September 30, 2005

  Guide 5. Please similarly revise the disclosure on page 30.

Response to Comment #8

        A summary table, as well as additional disclosures, is now included under "Prospectus Summary—Estimated Use of Proceeds" on page 7. The table appearing on page 31 under "ESTIMATED USE OF PROCEEDS" has also been revised consistent with the request in your comment.

9.
We note your response to previous comment 13. It is unclear why your response is included in the joint venture risk factor mentioned rather than in a risk factor discussing dilution generally. Please advise. Please also tell us whether there are any material tax consequences stemming from a conversion of the units to common shares.

Response to Comment #9

        The joint venture Risk Factor was mentioned because that is the closest concept applicable to ADVISORS interacting/owning/controlling operating partnerships. Your prior comment was somewhat unclear. Our prior reference to "operating partnerships" was extraneous language that had inadvertently been included.

        We cannot advise you whether there are any material tax consequences stemming from a conversion of units to common shares, since no conversion is contemplated.

        The tax consequences of joint ventures are already disclosed on page 91 under "Investment in Joint Ventures."

10.
The risk factor heading added on page 13 in response to previous comment 15 is confusing and does not appear to accurately represent the risk described in the text. Please revise.

Response to Comment # 10

        The title to the Risk Factor appearing on page 15 has been revised to read as follows: "Our advisory directors and their affiliates' business interests are competitive with the Company's operations and whenever they compete with us, could result in less attractive investment opportunities, less attractive tenants, or reduced rental lease rates, negatively impacting our profitability and the quality of our investments."

Ms. Peggy Kim, Esq.
September 30, 2005

Our Strategy and Overall Objectives, page 3

11.
We reissue previous comment 26 which sought disclosure in the summary and in the body of your prospectus clarifying how you intend to provide liquidity before October 31, 2017. In this regard, we note that on page 26 you state that you are obligated to sell assets and distribute net proceeds by 2017 if your common stock is not listed.

Response to Comment #11

        The language has been revised in the Prospectus Summary (page 3) and a new section under "INVESTMENT OBJECTIVES AND POLICIES" has been added on page 61, captioned "Stockholder Liquidity."

Risk Factors—beginning on page 4

12.
In response to previous comment 29, please revise to include a bullet point briefly summarizing the risks associated with triple net leases as described more fully on page 16.

Response to Comment #12

        A new bullet point Risk Factor has been added on page 4.

The Offering, page 5

Minimum Investment, page 5

13.
Please revise your response to previous comment 32 to clarify that the reference to the "expiration" of the offering means that the subscription is revocable where the minimum offering amount is not met.

Response to Comment #13

        The revision has been made on page 6.

Estimated Use of Proceeds, page 6

14.
We note your responses to comments 34 and 50 in our prior letter; however, we reissue our previous comments. We note your statement that the distributions will commence only when you have taxable income. In the event that your REIT taxable income exceeds the cash available to you, you may be required to pay distributions from the proceeds of this offering or from borrowed funds. Please similarly revise

Ms. Peggy Kim, Esq.
September 30, 2005

  your disclosure on page 30.

Response to Comment #14

        The disclosure has been made to the text on page 7, as footnote #7 of the table appearing under "ESTIMATED USE OF PROCEEDS" appearing on page 32, and on page 48.

Risk Factors—Beginning on page 8

15.
Please include a risk factor that discusses the indemnification to be provided by Advisors REIT to Biggs Wilkerson, L.C., who will also be rendering the legal and tax opinions in the offering.

Response to Comment #15

        The Company's indemnity of Biggs Wilkerson, L.C. is limited and is not a blanket indemnification. An additional Risk Factor has not been added. However, the scope of the indemnification has been clarified on page 96.

Future acquisitions may not yield the returns expected.page 10

16.
With respect to your response to the second sentence of our previous comment 40, please add a separate risk factor disclosing the time constraints that may impact management as described in your response.

Response to Comment #16

        A new Risk Factor, captioned "Future acquisitions may strain management resources and disrupt financial performance," has been included on page 12.

Tax Risks, page 20

We may have to borrow funds at unfavorable rates, sell assets, or expend offering proceeds to meet our distribution requirements…, page 21

17.
We note your response to previous comment 46 and the revised heading. Please also revise the discussion to describe the risk referenced in the heading.

Response to Comment #17

        The discussion has been revised; the changes appear on page 23.

Our leases may be recharacterized as financing, page 24

Ms. Peggy Kim, Esq.
September 30, 2005

18.
The recharacterization of your leases would not appear to have an impact on cash available for distributions. As such, please revise the title of this risk factor to clarify that the recharacterization may increase the amount of your taxable income thereby increasing the amount of your required distribution rather than reducing the amount of cash available for distributions.

Response to Comment #18

        The title to the Risk Factor has been revised (page 25).

We have not adopted a redemption plan…page 29

19.
We note your response to previous comment 49 and reissue the comment in its entirety. Please also note that the information concerning your reasons for not having a stock redemption plan makes the presentation complex and does not enhance the quality of information. See Securities Act Rule 421(b).

Response to Comment #19

        The language that was of concern has been deleted from the discussion (page 30). Given the lengthy discussion in the preceding Risk Factor, no additional discussion has been added to the revised paragraph.

Estimated Use of Proceeds, pages 30-31

20.
Please revise your table to include, as a footnote, the real estate brokerage fees with John T. Arnold Associates, Inc. referred to on page 54.

Response to Comment #20

        Footnote #8 has been added in response to your comment (page 32).

Our Business—beginning on page 32

21.
We note your response to previous comment 52 and the disclosure on page 54. Please clarify who is responsible for commissions paid to John T. Arnold for real estate brokerage services.

Response to Comment #21

        Additional disclosure has been included on page 35 regarding the Exclusive Client Agency Agreement, including the Company's payment of commissions. The disclosure on

Ms. Peggy Kim, Esq.
September 30, 2005

page 56 has been revised to clarify that the Company will itself be paying the commissions absent the occurrence of certain events.

22.
We reissue previous comment 54. In addition to the information required by Item 13(b), your expanded disclosure may include a statement informing investors that you do not currently contemplate pursuing mortgage financing.

Response to Comment #22

        For the foreseeable future, the Company has no intention of investing in or offering mortgages. The Board of Directors has not established any policies, much less discussed any aspect of mortgage lending.

        The Company's investment objectives do not list mortgage financing (page 58) as an investment objective. All existing limitations contained in the Articles of Incorporation are already disclosed under "—Certain Investment Limitations" commencing on page 59. Those are the only disclosures that can be made.

        There is no other available information regarding mortgage financing, of the types delineated under Item 13 or otherwise, whether regarding (i) the types of mortgages, (ii) the types of mortgage activities, (iii) the types of properties for which the Company intends to offer mortgages, or (iv) otherwise because they do not intend to offer mortgages.

        We suspect that this Comment may be the result of certain language that appeared in the Prospectus. This language has been revised to clarify that seller-financing (not mortgage lending) might potentially be used by the REIT in the future in limited instances. The terms of any seller financing would be negotiated on a case-by-case arms-length basis with third party buyers. See pages 35 and 44 regarding seller financing.

        If you prefer, we can delete the section captioned "Regulation of Mortgage Loans" appearing on page 45 if you believe it is causing confusion.

23.
We note your response to previous comment 56. Please also provide the requested information in the Business section of your document and expand to include a brief description of Mr. Penner's role as your real estate agent via his position at John T. Arnold.

Response to Comment #23

        Additional disclosure has been included on page 35 regarding Mr. Penner, John T. Arnold Associates and the Exclusive Client Agency Agreement. The disclosure on page 56 has been revised to further describe Mr. Penner's role.

Ms. Peggy Kim, Esq.
September 30, 2005

Construction and Renovation, page 35

24.
In your response to previous comment 59, please expand to describe how you will segregate the funds as assurance to a lender and describe any other forms of assurances contemplated if any.

Response to Comment #24

        The disclosure regarding assurances has been supplemented on page 36.

25.
We note your response to previous comment 59. Please add a risk factor that discusses the risks to you in connection with the letters of credit that you may provide to lenders. It appears that if the developer defaults or if the closing of the purchase of the property does not occur, you will lose the segregated funds in the amount of the full purchase price of the property.

Response to Comment #25

        A new Risk Factor captioned "Letters of credit provided by us may be drawn upon at the sole discretion of our lenders. Draw downs could occur even if we dispute that amounts are owed and could result in our suffering financial losses over which we have no control or means of recovery" appears on page 14.

        The potential risk of suffering a loss under an assurance has been clarified on page 36.

Management, page 44

26.
Contrary to your statement in response to previous comment 64, it appears that the financial performance figures for Daland Corporation have not been deleted. We reissue the comment as it relates to Mr. Fritzemeier's biography.

Response to Comment #26

        The oversight has been corrected and the offending language omitted from page 52. We apologize for the oversight. It was a clerical error.

27.
We note your response to previous comment 66. Expand the discussion in your Business section and in your Certain Relationships and Related Transactions to further describe the background of the registrant and its relationship with Dimensions as mentioned in your statement of facts, with particular reference to the relationships between the individuals involved in forming and promoting Advisors REIT.

Ms. Peggy Kim, Esq.
September 30, 2005

Response to Comment # 27

        Additional disclosure regarding the Company's history has been included under "OUR BUSINESS" on page 33 and under "—Relationship with Dimensions Investment Management, Inc." under "CERTAIN REALTIONSHIPS AND RELATED TRANSACTIONS" commencing on page 55. Please also note the additional disclosures made under "—Liquidity and Capital Resources" on page 47.

        Please note that while our earlier submitted Statement of Facts is lengthy, it clearly highlights the fact that Dimension Investment Management's involvement in the creation of the Company was not pervasive.

28.
To the extent that Mr. Fritzemeier has earned income and been compensated in the last fiscal year covered in the registration statement, we reissue our previous comment 67. Refer to Item 402(a)(6) of Regulation S-K. We note also the disclosure required for the employee contribution plan and the annual bonus compensation payable to Mr. Fritzemeier. See Instruction to Item 402(b)(2)(iii)(A) and (3).

Response to Comment #28

        A new section, captioned "Executive Compensation," with a Summary Compensation Table has now been included (page 54). The table and related footnotes disclose all of his compensation. Please note that his bonus program is triggered by taxable income in excess of a minimum return on assets and the Company owns no real estate, has not generated any taxable income, nor commenced business operations.

Management's Discussion and Analysis of Financial Condition and Results of Operation General, page 46

29.
We read your response to comment 63. Your revised disclosure on page 46 suggests that income earned by your TRS for performing services to you will be included in your consolidated revenues rather than eliminated upon consolidation. Please revise or advise.

Response to Comment #29

        The language in the Prospectus has been clarified. It now states that income earned by a TRS from ADVISORS, or expenses charged to ADVISORS by a TRS, will be eliminated in the Company's consolidated results of operations (page 47).

Liquidity and Capital Resources, page 46

30.
Please revise the second sentence to clarify that $348,000 was raised from Messrs.

Ms. Peggy Kim, Esq.
September 30, 2005

  Fritzemeier, Knopp and Boyd.

Response to Comment #30

        The description of the private placement has been revised. See description commencing on page 47. The disclosure has been expanded beyond the scope of your request to identify other individuals who (although already identified elsewhere in the Prospectus) may be of interest to investors.

        We would also like to clear up a misunderstanding reflected in your Comment #30: Mr. Fritzemeier was already a stockholder at the time of, and did not purchase shares in, the private placement. His total ownership of 10 shares out of the 18,760 currently outstanding shares is disclosed under "PRINCIPAL STOCKHOLDERS" on page 62. His stock ownership is also described under "—Promoters" on page 57.

Certain Relationships and Related Transactions, page 53

31.
Please revise to describe the letter of credit that was personally guaranteed by Messrs. Rappard, Fritzemeier and Penner in order to provide financing for starting up the REIT, as disclosed in your statement of facts and in response to previous comment 78. Please also describe the issuance of stock in return for $348,000.

Response to Comment #31

        Disclosure of the letter of credit has been included under "—Relationship with Dimensions Management, Inc." on page 55. It is also disclosed on page 57 under "—Promoters."

        The description of Messrs. Rappard's and Penner's participation in the private placement has been included on page 57. As mentioned in Response #31, Mr. Fritzemeier did not invest in the private placement. His purchase of 10 shares is included on page 57.

32.
Please revise to discuss the web design and hosting agreement with Envision, an entity affiliated with Mr. Kent Wilson and that website ownership remains with Envision.

Response to Comment #32

        Discussion of the agreement has not been included because it is immaterial. The contract is terminable by either party upon 60 days notice, provides for a one time web design fee of $1,000, and a monthly web hosting fee of $25 ($300 per year).

Ms. Peggy Kim, Esq.
September 30, 2005

Principal Stockholders, pages 59-60

33.
We read your response to comment 73 and reissue prior comment 73 in part. Please revise the table to reflect the numbers and percentages before the offering. Please also include Mr. Penner and the Dimension Investment investors in the table as they appear to be beneficial owners of greater than 5% of the outstanding stock. Refer to Item 403 of Regulation S-K.

Response to Comment #33

        The table and related notes (pages 62-63) have been revised in conformity with Comment #33.

Summary of Articles of Incorporation and Bs, laws

Description of Capital Stock, page 61

34.
We refer to your response to previous comment 74. Please revise your prospectus to identify the counsel who is rendering the legal opinion, or omit the legal opinion that you are not qualified to make.

Response to Comment #34

        Counsel has now been identified in order that the statement can be made. See page 65.

Distribution Policy, page 69

35.
In response to previous comment 75, please add a risk factor stating that funds available for distribution will be delayed until such time as the company earns taxable income.

Response to Comment #35

        A new Risk Factor captioned, "Distributions will be delayed until such time as the Company earns taxable income" is included on page 29.

U.S. Federal Income Tax Considerations, page 70

36.
We note that you state that you "expect" to receive a tax opinion. Please revise the disclosure to clarify you will have received a tax opinion prior to effectiveness. Similarly, please revise the tax risk disclosure on page 20.

Ms. Peggy Kim, Esq.
September 30, 2005

Response to Comment #36

        The Prospectus has been revised on pages 21 and 73 to disclose the tax opinion will have been received prior to effectiveness.

Subscription Procedures, page 94

37.
Regarding your response to previous comment 79, please tell us who was contacted in the Office of Chief Counsel regarding the electronic delivery procedures and online marketing. Please also tell us the clearance date.

Response to Comment #37

        Mr. Joe Babits, Office of Chief Counsel, on July 17, 2005.

ADVISORS REIT I, Inc.
Financial Statements and Notes

38.
Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response to Comment #38

        The financials have been supplemented to include the interim period ending July 31, 2005. Please refer to the "INDEX TO FINANCIAL STATEMENTS" which appears on page F-1.

Exhibits

Exhibits 5.1. & 8.1 Legality & Tax Opinions

39.
Please refer to the first sentence in the second paragraph on page 2 of Exhibit 5.1. Please revise to omit the term "solely" because it implies that investors may not rely on the opinion. Please also revise the language in the third sentence in the first full paragraph and the last sentence on page 3 of your tax opinion that similarly implies that investors relying on the prospectus to make an investment decision on the purchase of your shares may not rely on the tax opinion.

Response to Comment #39

        The tax opinion has been revised as requested. Black-lined copies evidencing the changes accompany this letter.

Ms. Peggy Kim, Esq.
September 30, 2005

Sales Materials
Exhibit 99.1

40.
We note your response to previous comment 90; however, we reissue our previous comment. Please provide us with marked versions of your revised sales literature. Please revise, here and in Exhibit 99.2 and any other sales literature, to present a balanced discussion of the offering. Please revise to state that you are conducting a blind pool offering, that Advisors REIT is newly formed with no operating history, that you do not own any properties and have not identified any properties, and that your stock is illiquid. Please also balance your description of strategies and objectives with a discussion of the risks associated with your offering and operations.

General Response to Comments #40 - 45.

        Marked versions of the revised sales literature has been included with the letter and re-filed as Exhibits 99.1 and 99.3 of the Registration Statement. Please bear in mind that PowerPoint® software does not include a "track changes" feature, so changes have been made manually in red, with bracketed language indicating deletions.

        To ensure that investors make a fully-informed decision, please bear in mind that all sales will be made through the Prospectus and that a Prospectus delivery process has been designed and will be utilized. See" Supplemental Sales Material" appearing on page 100 and the second paragraph appearing under "—Plan of Distribution" on page 96. In addition, Item (a) on page A-2 of the Subscription Agreement requires an investor to represent that they have received the Prospectus.

        The booklet is intended to be a simple tri-fold document, easily handled and able tol fit in a suit pocket. We have attempted to the best of our ability to comply with your Comment. By virtue of being a summary it cannot contain, and is not intended to contain, all of the material that is set forth in the Prospectus. There is insufficient room within the booklet to make all of the suggested changes without reducing the print to an unreadable size. We respectfully submit that increasing the size of the booklet would destroy much of its utility.

        Please note that the following legend appears in the booklet:

    Offers may be made only by our prospectus. Therefore, this material must be accompanied by our prospectus and read in conjunction with the prospectus in order for you to fully understand all the implications and risks of this offering and must not be solely relied upon to make an investment decision.

        No Subscription Agreement will be delivered without a copy of the Prospectus.

Ms. Peggy Kim, Esq.
September 30, 2005

41.
Please revise to avoid the use of footnotes and include the text of those footnotes in the main body of the material. Tell us also what the third bullet point under the "strategies" discussion means.

Response to Comment #41

        The footnotes have been incorporated into the body of the text.

        The third bullet point is intended to highlight the fact that unlike other REITs, ADVISORS does not cap an investor's return at 8% and pay the excess earnings to management or external managers/advisors as yet another form of fees.

What are the objectives of ADVISORS REIT I, Inc.?

42.
Regarding distributions, please disclose the maximum amount of time from the closing date that the investor might have to wait to receive distributions and that the distributions may constitute a return of capital.

Response to Comment #42

        Subject to the limitations discussed in our General Response to Comments #40 - 45 which appears above, revisions have been made.

43.
Please revise to clarify how you will provide liquidity before October 31, 2017.

Response to Comment #43

        Subject to the limitations discussed in our General Response to Comments #40 - 45 which appears above, revisions have been made.

What are the strategies of ADVISORS REIT I, Inc?

44.
Please disclose how your offering minimizes the immediate dilution to shareholders.

Response to Comment #44

        Subject to the limitations discussed in our General Response to Comments #40 - 45 which appears above, revisions have been made.

Ms. Peggy Kim, Esq.
September 30, 2005

45.
Please quantify the limitation on the use of debt and that this does not include first mortgages.

Response to Comment #45

        We have repeatedly represented in the Prospectus that the Company does not intend to utilize leverage. The Risk Factors contained in the brochure are the same as those listed on the Cover Page of the Prospectus. We do not believe that under ADVISORS' business plan leverage is a material risk. Please reconsider your request in light of the limited size of the booklet and our General Response to Comments #40 - 45 appearing above.

Exhibit 99.3

46.
Please revise the powerpoint presentation to focus on the risks and rewards of an investment in Advisors REIT. For instance, we note a lengthy discussion of REITs and public REITs, which does not address the specifics of your offering or your business.

Response to Comment #46

        The PowerPoint® presentation has been revised to include additional information specifically applicable to ADVISORS.

REIT Ownership
Benefits without the Drawbacks

47.
We note that the first bullet refers to industry analysts, business and financial media monitoring and public REITs. Since you are not a publicly traded RElT, the discussion appears to be inapplicable to your offering. Please revise.

Response to Comment #47

        The slide has been amended to delete references to industry analysts and media monitoring.

REITs Invest in All Property Types

48.
Since you do not own any properties and have not identified any properties for purchase, the chart may be confusing to investors. Please omit this slide, since it does not appear to be applicable to your offering. Similarly, please revise to omit the slides entitled, "Investment Performance Characteristics," "Diversify to Reduce Risk or Increase Return," and "Rates of Return."

Ms. Peggy Kim, Esq.
September 30, 2005

Response to Comment #48

        The slides have been deleted. However, we have inserted a slide which describes the types of properties, anticipated portfolio mix and other information specifically applicable to ADVISORS in response to your Comment #46.

Advisors REIT website

49.
Please revise your website postings to be consistent with the comments above.

Response to Comment #49

        There is nothing on the site that does not specifically relate to ADVISORS. i.e., none of the Ibbotson language that you requested be removed from the PowerPoint presentation. The posted language regarding "strategies and objectives" comes directly from the Prospectus. Viewers are informed that offers will only be made through the Prospectus. A link to the Prospectus is also provided.

        The only other information on the website (i.e., the section captioned "Our Proposed Real Estate Portfolio") is not presented for the purpose of soliciting investors, but to provide information to potential cash sellers of real estate. That is the reason why John T. Arnold Associates is listed as the contact under that section.

        Potential investors are provided contact information about Mr. Fritzemeier under "Investor Relations." This first sentence of that section directs viewers to the Prospectus.

50.
We note that you state: "offers to sell our shares will be made only through our prospectus." Please revise to include the legend and information described in Rule 134(b)(1) and (2).

Response to Comment # 50

        The website has been revised.

RESPONSE TO COMMENT LETTER DATED SEPTEMBER 8, 2005

  Form S-11

  General

1.
We note your responses to previous comments 2 and 78. We note that on page 1 you state that Mr. Fritzemeier will receive bonus incentive compensation based on the profitability of the REIT in addition to a salary he will receive as CEO of the REIT and

Ms. Peggy Kim, Esq.
September 30, 2005

  other compensation as a Director. This compensation arrangement raises the question of whether he will be required to register as a broker-dealer. As Mr. Fritzemeier sells more shares, the profitability of the REIT will presumably increase. Thus, it appears that the incentive compensation could be considered transaction-based compensation in connection with the sale of securities, which would mean that the safe harbor under Rule 3a4-1 may not be available. Please explain whether Mr. Fritzemeier will register as a broker-dealer, or whether he has an exception or exemption from broker-dealer registration on which he may rely along with the basis for that reliance.

Response to Comment #1

        Mr. Fritzemeier does not intend to register as a broker-dealer because the safe harbor for associated persons of an issuer in Rule 3a4-1 under the Exchange Act is available to Mr. Fritzemeier, and even if the safe harbor of the Rule is not technically available, Mr. Fritzemeier is not a broker because he is not "engaged in the business" of effecting securities transactions for the account of others. Mr. Fritzemeier was not retained by the Company specifically for the purpose of selling securities, has not been employed in the securities business and has not participated in an offering of securities within the preceding 12 months, other than the private placement, where his activities were limited to administrative activities allowable under condition (a)(iii) of the Rule and, as discussed below, contrary to the arguable implication of the Comment, is not receiving transaction-based compensation. As discussed in more detail below, Mr. Fritzemeier's ability to achieve the performance goals that would generate bonus compensation is independent of (i.e., there is no cognizable correlation) the amounts raised in the Company's offering.

        Mr. Fritzemeier, as the President and sole employee of the issuer, will have significant duties following the completion of the offering which are not related to capital-raising. The SEC Release which announced the final adoption of Rule 3a4-1 (No. 34-22172, for purposes of this response, the "Release") clearly states that the safe harbor provided by the rule "generally would be available to associated persons participating in an initial offering of an issuer where, because of the "start-up' nature of the issuer, the associated persons are not engaged in any activities other than those relating to the offering if they will primarily perform or are intended to perform substantial other duties for the issuer at the end of the offering." Mr. Fritzemeier's duties following the offering, which are described on pages 10, 33 and 35 of the Prospectus, will be substantial and will identifying real estate opportunities, acquiring the real properties and recruiting and managing the property managers for those properties, as well as reporting to shareholders regarding the business, in short, to run the Company's day to day operations. These operating responsibilities will far exceed his capital-raising activities associated with the offering.

        Additionally, the Release provides guidance for determining whether a particular compensation arrangement involving the payment of bonuses would be impermissible under the Rule, as compensation related to selling efforts. Factors that "may be relevant" include:

Ms. Peggy Kim, Esq.
September 30, 2005

  (1)
  when the offering commences and concludes;

  (2)
  when the bonus is paid;

  (3)
  when it is determined that a bonus will be paid;

  (4)
  when associated persons are informed of the issuer's intention to pay bonus; and

  (5)
  whether the bonus paid to particular associated persons varies with their success in selling the issuer's securities.

        In the present instance, all of the factors suggest that Mr. Fritzemeier is not being compensated on the basis of his selling efforts in the offering.

        Please note the following facts:

  1)
  As the Company's sole employee, as discussed above, Mr. Fritzemeier will have substantial recurring responsibilities and was not hired for the purpose of raising funds;

  2)
  Mr. Fritzemeier's compensation package was negotiated in August of 2004, well before the plan of distribution and his role in the offering were established (Factor 4);

  3)
  the actual calculation of the bonus is based upon the Company's cash flow exceeding an 8.4% rate of return on invested funds ("ROI") (pages 1 and 54 of the Prospectus) and not merely on the gross amount of company taxable income or funds raised (Factor 5 above);

  4)
  the bonus compensation is not a one-time fee but is recurring annual compensation based upon success in company operations. It will only be paid if and when the Company has taxable income. The Company expects that it will take approximately 12 months to invest the offering proceeds, a necessary step to generating taxable income to which the ROI test could be applied, and any potential bonus will be paid, if at all, more than six months after, and not in any way connected with the closing of, the offering (Factors 1, 2 & 3 above).

        Any link between the size of the offering and the potential for Mr. Fritzemeier to receive bonus compensation is negligible and should not affect the Staff's analysis; Mr. Fritzemeier has no incentive to raise funds in the offering beyond his desire as President of the Company to see it succeed. While it is true that as the success of the offering increases, the amount of capital available to the Company for investment in real properties increases, there is no direct correlation between offering size and ROI. Absent other factors, such as the management skills that Mr. Fritzemeier will employ and for which he would be compensated, including the

Ms. Peggy Kim, Esq.
September 30, 2005

potential bonus compensation, the Company could just as easily make one large bad investment or several smaller bad investments, irrespective of available capital, so long as the offering provides the Company with the desired minimum amount of capital, in which event Mr. Fritzemeier would receive no bonus compensation.

        Of course, the expectation is that Mr. Fritzemeier will utilize his management and other non-capital raising skills following the offering to, along with the advisory board and other professionals, assist the board in identifying the appropriate real properties to achieve a return on assets that exceeds the hurdle rate but that is consistent with the investment objectives of the Company's investors.

        Once the properties have been identified and funds deployed, Mr. Fritzemeier will run the day-to-day business of the Company, including the types of responsibilities that would be typical of a self-directed REIT issuer in the Company's investment space, which duties are largely independent of capital raising strategies (See page 33 of the Prospectus). In light of the foregoing, we respectfully request that the Staff reconsider its suggestion in the Comment that Mr. Fritzemeier's potential performance bonus is transaction-based compensation, as such a construction would be so overly broad as to logically lead to the result that all officers of blind pool companies who have an incentive component of their compensation package would be required to register as brokers if they assisted their employer with an offering of its securities. Such an overly restrictive interpretation would eviscerate the limited relief and the certainty that the Commission intended Rule 3a4-1 to provide to the associated persons of issuers.

        Even if Rule 3a4-1 is not technically available to Mr. Fritzemeier due to the timing of his role in the Company's private placement, a separate bridge financing that was consistent with his role in the separate current public offering, this does not automatically lead to the conclusion that Mr. Fritzemeier is in the business of acting as a broker so as to require registration under the Exchange Act. As the sole officer of a real estate investment trust issuer in its formative stage, Mr. Fritzemeier is clearly not engaged in the business of effecting securities transactions. All of his securities raising activities in the past twelve months have been on behalf of the Company in its initial capitalization and commencement of start-up activities.

        As discussed above, Mr. Fritzemeier is receiving no special or transaction-related compensation in connection with these important activities for the Company; if he were not performing them on the Company's behalf, who would? In that case, the Company would be forced to incur the extra expense of identifying an investment banker to manage the offering, with no discernable value added to the Company or to the potential investors, all of whom have been determined by their investment advisers (to whom they are owed fiduciary duties) to be suitable for investing in the Company. Fees paid to such an investment banker in the form of underwriter discount or commission would be fees that are not available for investment by the Company and would not benefit its investors.

Ms. Peggy Kim, Esq.
September 30, 2005

        As set forth in the Prospectus, the Company intends to operate a business following the completion of the offering which is without question an operating company and not an investment company as defined under the Investment Company Act of 1940. Once offering proceeds have been deployed, the Company's assets will consist of real property assets, and not securities representing fractional ownership in such assets. Mr. Fritzemeier's activities as the President of that operating business are expected to consist overwhelmingly of non-securities related activities as described above. By definition, Mr. Fritzemeier is not a broker under the Exchange Act.

        Please note, the reference to "profitability" on the cover page has been replaced with "return on investment calculation" in Amendment No. 2.

  2.
  Please explain whether Mr. Sokolosky (1) will receive any type of incentive-based compensation from the REIT or any other party, (2) will receive any compensation from Dimensions or Dimensions Financial Consultants, Inc., or (3) will be able to modify compensation received by Dimensions' RIAs based on their sales of REIT securities.

Response to Comment #2

        Mr. Sokolosky (1) will not receive any type of incentive-based compensation from ADVISORS REIT, an affiliate of ADVISORS REIT or any other party; (2) will not receive any compensation from Dimensions or Dimensions Financial Consultants, Inc. for assisting with the offering; and (3) will be unable to modify compensation received by Dimensions' RIAs based on their sales of REIT securities. As to the latter point, all of the managed accounts reside within Dimensions. Mr. Sokolosky is not an employee or officer of Dimensions. He is only a 25% shareholder.

  3.
  Please explain the incentives that Dimensions would have to encourage its customers to purchase these REIT shares instead of other investment products, given that Dimensions' advisory fees would likely increase with the sale of either a REIT or a third-party product. Will Dimensions or its RIAs receive any type of compensation for the sale of REIT shares that they otherwise would not be receiving for the sale of third-party products, including any non-cash compensation?

Response to Comment #3

        As the Prospectus now states, Dimensions was disillusioned with the REIT industry with its heavy emphasis on burdensome advisory fees and conflicts of interests, both of which its principals believe work to the detriment of public investors. See page 33 of the Prospectus. Dimensions principals were unable to locate any other available investment that they believed was suitable for their clients.

Ms. Peggy Kim, Esq.
September 30, 2005

        Dimensions is not interested in receiving additional cash or non-cash compensation. Its principals believe that it would be "double-dipping" to receive a sales commission as well as the customary asset management fee for a security held in one of their clients' managed accounts. ADVISORS agrees, and that is why no commissions will be paid, even to RIAs who have brokerage affiliates or who could otherwise lawfully receive compensation for the sale of securities. See the second paragraph under "—Plan of Distribution" on page 96.

        Dimensions believes that ADVISORS REIT is an attractive investment opportunity for its clients because, among other reasons set forth in the Prospectus, (i) Dimensions' principals personally know, respect and trust its management, advisory directors, and professionals, (ii) a higher percentage of investor dollars will actually be invested in real estate in comparison to typical public REITs (please refer to "Prospectus Summary—Our Business"' which further explains this concept), (iii) the internal management format appears to be more cost-effective when compared to the multiple recurring percentage-based fees typically charged by REITs, and (iv) given the stated geographic areas of investment, clients who are investors in the REIT may be able to experience some of the properties that ADVISORS will own in a tangible or familiar way.

        Dimensions believes a good business strategy is that satisfied clients are loyal clients, and that loyal clients are the best marketing tool for Dimension's long-term success. In Dimensions' opinion, the potential loss of long-term client relationships is not worth a one-time commission. More importantly, its principals simply view any commission paid to a RIA by ADVISORS as being unethical. While their position may seem provincial to some people, this is their strongly-held viewpoint.

        Neither Dimensions nor its RIAs will receive any type of compensation (cash or otherwise) for the sale of the REIT's shares. Further, they will not be receiving any type of compensation that they would not otherwise receive for the sale of third-party products, either cash or otherwise.

RESPONSE TO COMMENT LETTER DATED September 13, 2005

General

1.
We note that Dimensions Investment Management, Inc., a SEC registered investment adviser, and its affiliate Dimensions Financial Consultants ("DFC"), an investment adviser registered with the state of Kansas but not the SEC, share the same principal office and place of business. Rule 203A-2(c) of the Advisers Act exempts from the prohibition on SEC registration investment advisers that are under common control and have the same principal place of business as a SEC registered investment adviser; generally, an adviser exempt from the prohibition on Commission registration is required to register with the Commission absent eligibility for some form of registration exemption. Because Mr. Sokolosky owns

Ms. Peggy Kim, Esq.
September 30, 2005

  (through a trust) more than 25% of the Dimensions stock and is a co-owner (with Mr. Rappard) of DFC, it would appear that the two entities are under common control and DFC must register with the SEC.

Response to Comment #1

        Please be advised that DFC has no securities accounts under management and accordingly, will not be making recommendations regarding investing in the offering or otherwise participating in the offering.

        We have been informed that although DFC is eligible for federal registration, their understanding is that they were not obligated to file federally. Nevertheless, we have been informed that in deference to the Staff's comments, DFC has applied for federal registration by electronically filing its revised Form ADV with the Commission on September 19, 2005.

        DFC will not withdraw its state registrations until the federal registration is complete.

        As a final point of clarification, Mr. Sokolosky owns his shares of Dimensions stock directly (and not via a trust), and he owns 25% of the shares (not in excess of 25%).

2.
Please note that because Mr. Sokolosky is a principal of Dimensions and he will be selling REIT securities primarily to Dimensions' clients, Dimensions must disclose this conflict of interest on its Form ADV filed through the IARD and also in the disclosure brochure it must give to clients. See Item 8 of Part 1A of Form ADV and Item 9 of Part II of Form ADV. Specifically, Mr. Sokolosky and Dimensions have fiduciary obligations to their clients, therefore Dimensions must disclose that it, through Mr. Sokolosky's ownership interest in Dimensions, has a financial interest in the sale of these securities.

Response to Comment #2

        We passed your Comment onto Dimensions. We have been informed that disclosures had already been made in Part II of the ADV of Dimensions prior to receipt of your Comment. We also have been informed that the Items 8 and 9 disclosures have now been further revised and supplemented on the IARD as well in the firm's written materials, as follows:

  Participation or Interest in Client Transactions

  Principals and employees of the Applicant are shareholders of ADVISORS REIT I, Inc., a development stage, self-administered, self-managed Maryland corporation that has been organized to qualify and operate for federal income tax purposes as a real estate investment trust (the "REIT"). As of September 19,

Ms. Peggy Kim, Esq.
September 30, 2005

  2005, these related persons beneficially own in excess of 56% of the shares of the REIT, shares in which are being offered and sold in a non-underwritten, issuer self-directed offering on a best efforts, minimum-maximum basis. If the REIT is not able to successfully complete its offering by raising the minimum amount in accepted subscriptions, the current shareholders will lose a significant (or possibly the entire) amount of the value of their previous investment. Thus, through their ownership interest in the REIT, these individuals have an immediate financial interest in the sale of the REIT's securities. One of the Applicant's principals also serves as a director of the REIT and as trustee for a trust that holds REIT shares.

  Additionally, as more fully disclosed under the caption "Certain Relationships and Related Transactions" in the REIT prospectus, the Applicant leases office space to the REIT pursuant to a sublease that the Applicant believes to be no less favorable than a third-party, arms'-length arrangement. Elements of the REIT offering structure, including but not limited to the absence of an independent underwriter, the requirement that the REIT sell a minimum amount in the offering, and the relative illiquidity of the investment, may subject the REIT offering to special risks that are more fully disclosed in the prospectus relating to the REIT shares.

  The Applicant is aware of its fiduciary duties to its clients, and before recommending that a client consider investing in the REIT, the Applicant must first have a reasonable, independent basis for its determination that such an investment is suitable for that client, in light of the client's objectives, needs and circumstances. Additionally, clients who wish to allocate a portion of their assets under the management of the Applicant to an investment in the REIT following such a recommendation will be required to certify to the Applicant that they have received adequate notice and disclosure of the conflict of interest inherent in such a recommendation and understand the risks. Moreover, the Applicant's principals and their spouses have agreed to refrain from selling, gifting, or encumbering their REIT shares for a period of two years following completion of the REIT share offering.

  Clients of the Applicant are urged to read the entire REIT prospectus, and in particular, the "Risk Factors" section, carefully before investing in the REIT.

  A registration statement relating to REIT shares has been filed with the Securities and Exchange Commission but has not yet become effective. REIT shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Form shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Ms. Peggy Kim, Esq.
September 30, 2005

  The Applicant's Board of Directors has delegated to its Chief Compliance Officer and to a designated principal, Eric T. Burns, the authority to oversee and monitor compliance with the Applicant's certification and other internal screening controls and procedures with respect to investor suitability in connection with the REIT.

  From time to time, the access persons of the Applicant and its related persons may buy or sell for themselves securities that are recommended to clients, or in which they have a financial interest. The Applicant has adopted certain procedures that are reasonably designed to prevent the misuse in violation of the Investment Advisers Act or the Exchange Act, or the rules or regulations thereunder, of material, nonpublic information by the Applicant or such persons.

  The Applicant's Board of Directors has also established and adopted a written Code of Ethics, which applies to all of the Applicant's supervised persons. The Applicant's Board of Directors has delegated to its Chief Compliance Officer and to a designated principal, Eric T. Burns, the authority to oversee and monitor compliance with the Applicant's supervisory and disclosure controls and procedures, including those covered by its Code of Ethics.

  The Applicant will supply a copy of its Code of Ethics to any client or prospective client upon request. Requests for a copy of the Code should be addressed to: [describe].

Suitability Standards

3.
The Advisers Act requires RIAs to make suitability determinations when selling REIT securities to investors. In particular, an adviser has a duty under the Act to make a reasonable inquiry into the client's financial situation, investment experience and investment objectives and make a reasonable determination that the advice is suitable in light of the client's situation, experience and objectives. Please amend your registration statement to state that RIAs selling the registrant's shares will make suitability determination as required by the Advisers Act.

Response to Comment #3

        Language advising RIAs of their responsibilities to their clients has been added on pages 5 and 96 of the Prospectus. Please note subparagraph 1(h) of the form of Prospective Investor Referral Agreement already explicitly obligates each referring RIA to make the appropriate suitability determination as a pre-condition to making each investment recommendation.

* * * * *

Ms. Peggy Kim, Esq.
September 30, 2005

        Thank you for your thoughtful consideration of our responses. If any of them are confusing or unsatisfactory, please seriously consider contacting me directly at (316) 684-2929.

Very truly yours,
/s/ Michael R. Biggs Michael R. Biggs
MRB: gvg Enclosures

Revised June 10, 2005

What is a REIT?

A REIT is a corporation that:

•                  Combines the capital of many investors to acquire or provide financing for real estate.

•                  Typically, is not subject to federal corporate income taxes on its distributed net income.

•                  Offers the benefit of a real estate portfolio under professional management.

•                  Must pay distributions to investors of at least 90% of its taxable income. (Note: distributions are made at the discretion of the Board of Directors)

It’s all about income,
diversification
and inflation protection.

What are the objectives of ADVISORS REIT I, Inc.?~~*~~

Preserve, protect and enhance our assets, while:

•                  Paying distributions, commencing as soon as we have taxable income

•                  Obtaining increasing income through lease-rental operations

•                  Owning a diversified portfolio of commercial real estate properties that will increase in value

•                  Qualifying and maintaining REIT status for federal income tax purposes

•                  Providing you with liquidity for your investment on or before October 31, 2017 (Whether by stock listing, dissolution, merger or sale)

•                  There is no assurance that the objectives stated in this brochure will be achieved.

What are the strategies of ADVISORS REIT I, Inc.?~~**~~

•                  Minimize the immediate dilution of shareholder’s funds by directly selling the shares to investors~~, rather than through traditional means~~ and avoiding broker’s commission

•                  Adopt a self-managed form of corporate governance and avoid the high outside advisory fees structure~~****~~

•                  No ~~cap~~ limit by the REIT on potential income streams to investors

•                  Look at the intrinsic value of potential property acquisitions

•                  Utilize local property managers to minimize administrative staff costs

•                  Limit the use of debt to reduce risk~~.~~

(photo of an investor)

Why should you invest in ADVISORS REIT I, Inc.?~~***~~

•                  Advisors REIT I preserves your shareholder value by eliminating underwriting costs and minimizing start-up costs.

•                  Advisors REIT I maximizes your shareholder value by limiting fees and other on-going costs that are common to other REITs.

•                  Advisors REIT I has assembled an exceptional team to purchase its properties and manage them for income and growth.

Investor Information

Any investor who wishes to invest must also have an active account with National Financial Services, LLC, an affiliate of Fidelity Brokerage Services, LLC with sufficient funds to pay the subscription price plus the $250 set up fee.

Risk Factors

•                  We have no operating history

•                  Our management team has limited experience

•                  We may convert our self-managed structure without stockholder approval

•                  We may change our investment policies without stockholder approval

•                  This is a “blind pool” offering

•                  We are a smaller REIT than is typical.

•                  There will be no market for our common stock

•                  No investor may own more than 9.8% of our capital stock

•                  We will be dependent upon, third-party property management companies or tenants to operate and maintain our properties

~~*There is no assurance that objectives stated in this brochure will be achieved.~~

~~**Distributions are made at the discretion of the Board of Directors.  However, the Company is required to distribute annually at least 90% of its real estate investment trust taxable income to maintain its objective of qualifying as a REIT.~~

~~***There will be no market for the common stock.  You may be unable to resell your common stock.~~

~~****The Company may convert to an externally managed REIT at any time without shareholder consent.~~

~~The material in this insert does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein.  Such an offering is made only by the prospectus.  Therefore, this material must be accompanied by a prospectus.  This material must be read in conjunction with the prospectus in order to understand fully all the implications and risks of the offering of securities to which it relates and must not be relied upon to make an investment.~~

No offering is being made except to persons residing in the states of Georgia, Kansas, Missouri, Oklahoma and Nevada.

~~The use of forecasts in this offering is prohibited.~~  Any representation, forecast or ~~to the contrary and any~~ predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in ~~this program~~ the company is not permitted.

This offering is being conducted without commission or other compensation.

The material in this brochure does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein.

Offers may be made only by our prospectus. Therefore, this material must be accompanied by our prospectus and read in conjunction with the prospectus in order for you to fully understand all the implications and risks of this offering and this brochure must not be solely relied upon to make an investment decision.

This offering involves significant risks.  Investors should carefully read the prospectus and, in particular, the “Risk Factors” section of the prospectus, prior to making an investment decision.

PILLAR

LOGO

ADVISORS

REIT I INVESTMENTS

8301 E. 21st Street N. Suite 235

Wichita, KS 67206-2932

Phone: 316-682-9398

Toll Free: (800) 793-9398

Fax: 316-689-8650

Contact: Jim Fritzemeier

President

jim@advisorsreit.com

ADVISORS REIT I

A PILLAR OF STRENGTH

in your

INVESTMENT PORTFOLIO

PILLAR

LOGO

ADVISORS

REIT I INVESTMENTS

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REITs Invest In All Property Types

[DELETED]

Self-Storage 3%
Specialty 4%
Lodging/Resorts 5%
Mixed 5%
Health Care 6%
Diversified 7%
Industrial 7%
Regional Malls 13%
Shopping Centers 14%
Office Buildings 18%
Residential 18%

Source: NAREIT.

Copyright ©2004 Ibbotson Associates, Inc

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Diversify To Reduce Risk Or Increase Return

[DELETED]

Stock and bond investors 1972–2003

Stocks and Bonds

T-Bills
10%
Bonds
40%
Stocks
50%

Return	10.9%
Risk	10.8%

With 10% REITs

REITs
10%
T-Bills
10%
Stocks
45%
Bonds
35%

Return	11.2%
Risk	10.4%

With 20% REITs

REITs
20%
Stocks
40%
T-Bills
10%
Bonds
30%

Return	11.5%
Risk	10.1%

Copyright ©2004 Ibbotson Associates, Inc

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[LOGO]

The material in this presentation does not constitute an offer to sell nor a solicitation of an offer to buy the securities described herein.  Such an offering is made only by the prospectus.  Therefore, this material must be accompanied by a prospectus.  This presentation must be viewed in conjunction with the prospectus in order to understand fully all the implications and risks of the offering of securities to which it relates and must not be relied upon to make an investment.

This offering involves significant risks.  Investors should carefully read the prospectus and, in particular, the “Risk Factors” section of the prospectus, prior to making an investment decision.

Carefully consider the “Risk Factors” beginning on page 9 of the Prospectus, including: [New Slide]

•                  We have no operating history and at July 31, 2005 had nominal assets of $272,236.

•                  Our management team has limited experience in operating a public REIT.  Our operating expenses may exceed those typically incurred by more experienced management teams.

•                  Our Board of Directors may convert our management structure to an externally managed fee-based advisory format without stockholder approval.

•                  Our Board of Directors may change our investment policies without stockholder approval.

•                  This is a “blind pool” offering.  We own no properties and have not identified any properties to purchase with the offering proceeds.  Before investing, you will have no opportunity to evaluate our portfolio and only a limited ability to evaluate our ability to identify, acquire or manage commercial real estate.

•                  Relative to the total assets, geographic scope, number of properties and the size of offering of more typical public REITs, we will be a small REIT.  The resulting lack of property and geographic diversification due to our smaller size materially increases the risk involved in purchasing our common stock.

•                  We have no immediate plans to apply for listing on any national stock exchange or stock quotation system.  There will be no market for our common stock.  You will be unable to resell your common stock at the offering price.

•                  Ownership, transferability and redemption of our shares is subject to significant limitations:  No individual shareholder may own more than 9.8% of our capital stock; and any attempted stock transfer that would jeopardize our REIT status will be null and void.  For the foreseeable future, we will not be offering a stock redemption program.

•                  Our properties will be operated and maintained by, and we will be dependent upon, third-party property management companies or our tenants.

Individual Real Estate Investments

BENEFITS

•                  Asset appreciation

•                  Consistent stream of distributions

•                  Tax advantages

•                  Resist capital market fluctuations

•                  Inflation hedge

DRAWBACKS

•                  Lack of individual expertise

•                  Tenant management

•                  Property upkeep/maintenance

•                  Administrative issues

•                  Lack of diversification

•                  Lack of individual capital to purchase prime real estate

Is there a way to leverage the advantages and eliminate the drawbacks of individual real estate ownership?

Real Estate Investment Trust

“REIT”

What is a REIT?

A REIT is a corporation that

•                  Combines the capital of many investors to acquire and hold real estate

•                  Typically is not subject to federal corporate income taxes on its distributed net income

•                  Offers the benefit of a real estate portfolio under professional management

•                  Must pay distributions to investors of at least 90% of its taxable income

REIT OWNERSHIP

BENEFITS WITHOUT THE DRAWBACKS

•                  Current, stable distributions

•                  Consistent yields

•                  Growth that has consistently exceeded the consumer price index

•                  Professional real estate management

•                  Portfolio diversification, which reduces risk

•                  Allows individuals to invest in large, income producing commercial real estate

•                  Checks and Balances: Independent directors and [LANGUAGE DELETED] auditors [Language Deleted],.

•                  Public reporting obligations: REITs are required to make regular SEC disclosures, including quarterly and yearly financial reports.

•                  Can be held in qualified retirement plans

REITs Invest In All Property Types

[DELETED]

[CHART]

Source: NAREIT.

This is for illustrative purposes only and not indicative of any investment.
Past performance is no guarantee of future results.	Copyright ©2004 Ibbotson Associates, Inc.
An investment cannot be made directly in an index. 3/1/2004

Investment Performance Characteristics

[Deleted]

•                  Returns are composed of current income and moderate, long-term price appreciation

•                  Dividend yields averaged 5.5 percent at the end of 2003, producing predictable, reliable cash flow potential

•                  Dividend growth has consistently outpaced inflation

•                  Price appreciation has tracked changes in CPI

•                  Competitive long-term rates of return

Source: National Association of Real Estate Investment Trusts® (NAREIT).

REITs As A Source Of Diversification

•                  REITs are companies that own and operate commercial real estate

•                  REIT stocks have distinct investment performance characteristics

•                  REIT stock returns are influenced by real estate fundamentals

Source: National Association of Real Estate Investment Trusts® (NAREIT).

Diversify To Reduce Risk Or Increase Return

[DELETED]

Stock and bond investors 1972–2003

Stocks and Bonds	With 10% REITs	With 20% REITs

[CHART]	[CHART]	[CHART]

Return	10.9%	Return	11.2%	Return	11.5%
Risk	10.8%	Risk	10.4%	Risk	10.1%

Source: Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Bonds—20-year U.S. Government Bond; Treasury Bills—30-day U.S. Treasury Bill; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Rates of Return [DELETED]

Compound annual rate in percent

	REITs	Large Stocks	Small Stocks	Bonds
1972—2003	12.9	11.4	15.1	8.9
1984—2003	12.2	13.0	12.4	11.2
1994—2003	12.1	11.1	14.8	8.0
1999—2003	14.3	-0.6	16.4	6.5

Source: Small Stocks—represented by the fifth capitalization quintile of stocks on the NYSE for 1926—1981 and the performance of the Dimensional Fund Advisors, Inc. (DFA) U.S. Micro Cap Portfolio thereafter; Large Stocks—Standard & Poor’s 500®, which is an unmanaged group of securities and considered to be representative of the stock market in general; Government Bonds—20-year U.S. Government Bond; REITs—National Association of Real Estate Investment Trusts® (NAREIT) Equity REIT Index.

Introducing ADVISORS REIT

I, Inc.

A public, non-traded REIT created for

the sole purpose of allowing investors

[Language Deleted] a vehicle for

investing in real estate

Introducing ADVISORS REIT I, Inc. [New Slide]

•                  Our Proposed Business

•                            We intend to invest in commercial real estate properties

•                            Where: Urban areas of Georgia, and the Midwestern and Southwestern United States

•                            Investment Focus: Properties that produce current income

•                            @ the Maximum Offering; anticipated portfolio would be approximately 40% retail/office; 40% manufacturing/warehouse; & 20% other (examples: ground leases or apartments).

Introducing ADVISORS REIT I, Inc.

•                  Superior Management

•                            James L. Fritzemeier, CPA, President, Board of Directors Member

•                            Ted E. Knopp, Real Estate Attorney, Board of Directors Member

•                            Kent P. Wilson, CPA, CFO Envision, Board of Directors Member

•                            Shawn Sokolosky, RIA, Board of Directors Member

Introducing ADVISORS REIT I, Inc.

•                  Superior Advisory Directors

•                            Paul D. Jackson, President/Owner Vantage Point Properties, Commercial Property Developer/Manager, Advisory Board Member

•                            Michael J. Boyd, Owner Walter Morris Investment Co., Commercial Property Developer/Manager, Advisory Board Member

Introducing Advisors REIT I

•                  Real Estate Brokerage

•                  Marlin K. Penner, President/Co-Owner

John T. Arnold Associates, Inc., Commercial Real Estate Broker/Agent

Firms

•                  Auditor: Grant Thornton LLP, Independent Registered Certified Public Accounting Firm

•                  Custodian & Clearing Agent: National Financial Services, LLC, an affiliate of Fidelity Brokerage Services – Headquartered in Boston, MA

•                  Escrow & Transfer Agent: American Stock Transfer & Trust Company - Headquartered in New York, NY

•                  Legal Counsel: Biggs Wilkerson, L.C.

What are the objectives of ADVISORS REIT I, Inc.?

Preserve, protect and enhance our assets, while:

•                  Paying distributions –Note: We expect to invest all funds within 12 months of their receipt. Distributions will be delayed until we have taxable income. Interim distributions would be a return of capital.

•                  Obtaining increasing income through leaserental operations

•                  Owning a diversified portfolio of commercial real estate properties that will increase in value

•                  Qualifying and maintaining REIT status for federal income tax purposes

•                  Providing you with liquidity for your investment on or before October 31, 2017;

whether by listing stock; selling our assets & distributing the net proceeds; merging with a company whose shares are actively traded; or creating a stock redemption program.

ADVISORS REIT I, Inc.

•                  Superior Operating Model; Self-managed REIT

•                  No organization or selling fees

•                  No acquisition fees

•                  No internal asset management fees

•                  No internal sales commission

•                  No Subordinated Participation fees in sales proceeds

•                  No cap by the REIT on potential income streams for investors

•                  The members of the Board of Directors and the Advisory Directors are compensated for actual time spent ($150/hour) and not on a percentage of the value of any property or deal

ADVISORS REIT I intends to be a more efficient operating model

•                  ADVISORS REIT I will incur third party fees in the same manner as a typical REIT (for example, local property manager fees, brokerage fees, appraisals, title insurance, etc.)

•                  Mr. Fritzemeier is compensated by a base salary of $60,000 plus a bonus based on the rate of return generated by our portfolio [Language Deleted].

•                  Mr. Sokolosky has agreed to serve without compensation during his initial term on the Board.

•                  Note: Articles of Incorporation allow change to externally managed REIT format at any time without shareholder approval.

1.               Use real estate as a core holding in your investment portfolio

2.               Select a REIT as your real estate vehicle

3.               Select a superior REIT with top-notch management and superior operating efficiency

YOUR CHOICE:

ADVISORS REIT I, Inc.

[LOGO]

Biggs Wilkerson, l.c.

Attorneys at law

Building 1100 3500 N. Rock Road,	Michael R. Biggs
Wichita, Kansas 67226	direct dial: 316.315.0742
316.684.2929 phone	email: mrb@biggswilkerson.com
316.681.0153 fax	www.biggswilkerson.com

September 20, 2005

ADVISORS REIT I, Inc.

Suite 230, 8301 E. 21st. St. North

Wichita, Kansas 67206

Re:  Registration Statement on Form S-11 (No.333-124916)

Ladies and Gentlemen:

We have acted as counsel to ADVISORS REIT I, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (as amended or supplemented, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register under the Securities Act of 1933, as amended (the “Securities Act”) 2,500,000 shares of the Company’s Common Stock, (the “Shares”) for issuance and sale by the Company.  Following effectiveness of the Registration Statement, the Company intends to commence directly offering the Shares. We are furnishing this opinion letter pursuant to Item 36(b) of Form S-11 and Item 601(b)(5) of the Commission’s Regulation S-K.

We have examined the Articles of Incorporation, related Amendment to Articles of Incorporation and the Bylaws of the Company; the Registration Statement, including the prospectus (“Prospectus”) therein filed as part of the Registration Statement; the records of proceedings of the Board of Directors and the stockholders of the Company deemed by us to be relevant to this opinion letter; and such other agreements and documents as we deemed necessary for the purpose of expressing the opinions set forth herein.

In our examination of the relevant documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies and pdf files). We also have made such further legal and factual examinations and investigations as we deemed necessary for purposes of expressing the opinion set forth herein.

As to certain factual matters relevant to this opinion letter, we have relied conclusively upon representations and warranties made by the Company whether set forth in originals or copies, certified or otherwise identified to our satisfaction, and of such other records, agreements, documents and instruments, including certificates or comparable documents of officers of the Company and of public officials, as we have deemed appropriate as a basis for the opinion hereinafter set forth. Except to the extent expressly set forth herein, we have made no independent investigations with regard to matters of fact, and, accordingly, we do not express any opinion as to matters that might have been disclosed by independent verification.

Our opinion set forth below is limited to the Maryland General Corporation Law, as amended, which includes the statutory provisions thereof, applicable provisions of the Maryland Constitution and reported judicial decisions interpreting such laws. We do not express any opinion herein concerning any other laws. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

This opinion letter is provided to the Company for its use ~~solely~~ in connection with the transactions contemplated by the Registration Statement and may not be used, circulated, quoted or otherwise relied upon by any other person or for any other purpose without our express written consent, except that the Company may file a copy of this opinion letter with the Commission as an exhibit to the Registration Statement or with any official or agency administering the securities laws of a jurisdiction. The only opinion rendered by us consists of those matters set forth in the seventh paragraph hereof, and no opinion may be implied or inferred beyond the opinion expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Based upon the foregoing, subject to and limited by the foregoing, it is our opinion that:

(i)              the Company is a corporation duly incorporated and validly existing under and by virtue of, the laws of the State of Maryland;

(ii)             upon issuance and delivery of the Shares against payment of the consideration for which the Board of Directors of the Company authorized their issuance, the Shares will be validly issued, fully paid and non-assessable; and

(iii)            the rights, benefits, responsibilities, restrictions and limitations of the Shares conform in all material respects to all statements and descriptions thereof contained in the Prospectus filed as part of the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Opinions” in the Prospectus constituting a part thereof. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Respectfully,

UNSIGNED

Biggs Wilkerson, L.C.

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Biggs Wilkerson, l.c.

Attorneys at law

Building 1100 3500 N. Rock Road,	Michael R. Biggs
Wichita, Kansas 67226	direct dial: 316.315.0742
316.684.2929 phone	email: mrb@biggswilkerson.com
316.681.0153 fax	www.biggswilkerson.com

September 20, 2005

ADVISORS REIT I, Inc.

Suite 230 8301 E. 21st Street N.

Wichita, Kansas 67206

Re: Registration Statement on Form S-11 (No.333-124916)

Ladies and Gentlemen:

We have acted as counsel to ADVISORS REIT I, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) to register under the Securities Act of 1933, as amended (the “Securities Act”), 2,500,000 shares of the Company’s Common Stock, (the “Shares”), for issuance and sale by the Company.  We are furnishing this opinion letter pursuant Item 36(b) of Form S-11 and Item 601(b)(8) of Regulation S-K.

You have requested our opinion as to (i) the qualification of the Company as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the accuracy of the discussion of US federal income tax considerations contained under the heading “U.S Federal Income Tax Considerations” in the Registration Statement.

In the preparation of this opinion, we have relied solely on (i) various facts and factual assumptions as set forth in the Registration Statement; (ii) the Articles of Incorporation of the Company, the Bylaws of the Company, and such other records, certificates and documents as we have deemed necessary or appropriate for purposes of rendering the opinions set forth herein; and (iii) certain representations made by the Company as to factual matters through a representation letter delivered to us in connection with this opinion letter regarding the manner in which the Company has been and will be owned and operated (the “Representation Letter”).  For purposes hereof, items (i) (ii) and (iii) are referred to collectively herein as the “Opinion Materials”. We have assumed, with your consent, that the representations set forth in the Representation Letter are true, accurate, and complete as of the date hereof.  While we are not aware of any facts inconsistent with the representations set forth in the Representation Letter, we have not made an independent investigation or audit of the facts set forth in any of the Opinion Materials. In addition, we have examined no documents other than the Opinion Materials for purposes of this opinion and, therefore, our opinion is limited to matters determined through such an examination.

In rendering the opinion set forth herein, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents, the conformity to authentic original documents of all documents submitted to us as copies, the accuracy and completeness of all documents and records made available to us, the factual accuracy of all representations, warranties and other statements made by all parties, and the continued accuracy of all documents, certificates, warranties and covenants on which we have relied upon in rendering our opinions and that were given or dated earlier than the date of this letter, insofar as relevant to our opinions, from such earlier date through and including the date of this letter.

Based solely on our review of the Opinion Materials, we are of the opinion, subject to and limited by, the foregoing that:

(i)    Based on the Company’s present and proposed method of operation (as described in the Registration Statement and the Representation Letter), the Company will be in a position to qualify for taxation as a REIT under the Code for its taxable year that will end December 31, 2005.

(ii)   The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations” to the extent that they describe matters of law or legal conclusions, are correct in all material respects.

The Company’s qualification as a REIT depends on the Company’s ongoing satisfaction of the various requirements under the Code and described in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” relating to, among other things, the nature of the Company’s gross income, the composition of the Company’s assets, the level of distributions to the Company’s shareholders, and the diversity of the Company’s ownership.  Biggs Wilkerson, L.C. will not review the Company’s compliance with these requirements on a continuing basis and no assurances can be given that the Company will satisfy these requirements.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts.  There can be no assurance that positions contrary to our opinion will not be taken by the Internal Revenue Service or that a court considering the issues would not hold contrary to such opinion.

The opinions expressed herein are given as of the date hereof and are based upon the Code, the Treasury regulations promulgated thereunder, current administrative positions of the Internal Revenue Service, and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis.  Any such changes could adversely affect the opinions

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rendered herein.  The Internal Revenue Service has not issued regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. In addition, as noted above, our opinions are based solely on the documents that we have examined and the representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate.  Finally, our opinion is limited to the US federal income tax matters specifically covered herein, and we have not opined on any other tax consequences to the Company or any other person, and we express no opinion with respect to other federal laws, the laws of any other jurisdiction, the laws of any state or as to any matters of municipal law or the laws of any other local agencies within any state.

No opinion other than that expressly contained herein may be inferred or implied. We undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee and the holders of the Shares pursuant to the Registration Statement (except as provided in the next paragraph), and it speaks only as of the date hereof.  ~~Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.~~  We have no obligation to update this opinion.

We hereby consent to the filing of this opinion letter as Exhibit 8 to the Registration Statement and to the use of our name under the heading “Legal Opinions” in the Prospectus constituting a part thereof.  We also consent to the references to Biggs Wilkerson, L.C.  under “U.S. Federal Income Tax Consequences – Introduction” in the Prospectus.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

We are rendering this opinion letter to you in connection with the offering and registration of the Shares.  This opinion letter may not be relied upon for any other matter ~~by any other person~~ or for any other purpose without our prior written consent.

Respectfully,

UNSIGNED

Biggs Wilkerson, L.C.

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